Exhibit 99.1

EXECUTION VERSION

RELX CAPITAL INC.

$700,000,000 3.500% Notes Due 2023

Jointly and Severally Guaranteed by

RELX PLC

and RELX N.V.

UNDERWRITING AGREEMENT

March 9, 2018

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

SMBC Nikko Securities America, Inc.

As Representatives of the several Underwriters

named in Schedule 1

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Dear Ladies and Gentlemen:

Each of RELX Capital Inc., a Delaware corporation (the “Issuer”), RELX PLC, a public limited company organized under the laws of England (“RELX PLC”), and RELX N.V., a public company incorporated in The Netherlands with limited liability (“RELX N.V.” and, together with RELX PLC, the “Guarantors”), confirms its agreement with each Underwriter named in Schedule 1 hereto (the “Underwriters”) with respect to the issuance and sale by the Issuer from the date hereof of $700,000,000 in aggregate principal amount of the Issuer’s 3.500% Notes due 2023 (the “Notes”). The Notes will be jointly and severally guaranteed (the “Guarantees”) by the Guarantors. Unless the context otherwise requires, all references herein to the Notes shall include the Guarantees.

The Notes will be issued under the Indenture dated as of May 9, 1995, among the Issuer, the Guarantors and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank, N.A.), as trustee (the “Trustee”) (as amended and supplemented, the “Indenture”).

As used herein, the term “RELX Group” means, collectively, the separate legal entities RELX PLC, RELX N.V. and RELX Group plc, a public limited company incorporated in England, and their respective subsidiaries. Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be, deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 22 hereof.

SECTION 1. REPRESENTATIONS AND WARRANTIES.

The Issuer, and each Guarantor (jointly and severally on behalf of each other and on behalf of the Issuer), represents and warrants to each Underwriter as of the date hereof and as of the Closing Date (as defined herein) as follows:

(a) General. The Issuer and the Guarantors have prepared and filed with the Commission an automatic shelf registration statement, as defined in Rule 405 (File No. 333-203608) on Form F-3, including a related Base Prospectus (the “Registration Statement”), for registration under the Act, of the offering and sale of the Notes. Such Registration Statement, including any amendments thereto filed prior to the Execution Time, became effective upon filing. The Issuer may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more preliminary prospectus supplements relating to the Notes, each of which has previously been furnished to you. The Issuer and the Guarantors will file with the Commission a final prospectus supplement relating to the Notes in accordance with Rule 424(b). As filed, such final prospectus supplement shall contain all information required by the Act and the Rules and Regulations, and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and any Preliminary Prospectus) as the Issuer has advised you, prior to the Execution Time, will be included or made therein. The Registration Statement, at the Execution Time, meets the requirements set forth in Rule 415(a)(1)(x).

(b) Registration Statement, Final Prospectus and Indenture. On the Effective Date, the Registration Statement did, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined herein), the Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder; on the Effective Date, the Registration Statement did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Issuer makes no representations or warranties as to (i) that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee or (ii) the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Issuer or any of the Guarantors by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7 hereof.

(c) Disclosure Package. (i) The Disclosure Package and (ii) each electronic road show that is a “written communication” within the meaning of Rule 433(d)(8)(i), when taken together as a whole with the Disclosure Package, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Issuer or any of the Guarantors by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7 hereof.

(d) Well-Known Seasoned Issuer. (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Sections 13 or 15(d) of the Exchange Act or form of prospectus), (iii) at the time the Issuer or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Notes in reliance on the exemption in Rule 163, and (iv) at the Execution Time (with such date being used as the determination date for purposes of this clause (iv)), the Issuer was or is (as the case may be) a “well-known seasoned issuer” as defined in Rule 405. The Issuer agrees to pay the fees, if any, required by the Commission relating to the Notes within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).

(e) Ineligible Issuer. (i) At the earliest time after the filing of the Registration Statement that the Issuer or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Notes and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Issuer was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Issuer be considered an Ineligible Issuer.

(f) Issuer Free Writing Prospectus and Final Term Sheet. Each Issuer Free Writing Prospectus and the final term sheet prepared and filed pursuant to Section 2(c) hereto does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Issuer or any of the Guarantors by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7 hereof.

(g) Due Incorporation. Each of the Issuer and the Guarantors is a duly incorporated and validly existing corporation under the laws of its jurisdiction of incorporation, in each case with corporate power and authority necessary to own or hold its respective properties and to conduct the business in which it is engaged as described in the Disclosure Package and the Final Prospectus.

(h) Ownership of Issuer. All of the issued shares of capital stock of the Issuer have been duly authorized and validly issued and are fully paid and all of such shares are beneficially owned directly or indirectly by the Guarantors.

(i) Validity of Agreement. Each of the Issuer and the Guarantors has the corporate power and authority necessary to execute and deliver this Agreement and perform its obligations hereunder, and this Agreement has been duly authorized, executed and delivered by the Issuer and the Guarantors and constitutes a valid and binding agreement of each of the Issuer and the Guarantors, respectively, enforceable in accordance with its terms, except as (i) rights to indemnity and contribution hereunder may be limited under applicable law, (ii) the enforceability hereof may be limited by bankruptcy, fraudulent conveyance, insolvency or other similar laws affecting creditors’ rights generally and (iii) the availability of equitable remedies may be limited by equitable principles of general applicability.

(j) Validity of Indenture. Each of the Issuer and the Guarantors has the corporate power and authority necessary to execute and deliver the Indenture and perform its obligations thereunder and the Indenture has been duly authorized by each of the Issuer and the Guarantors, has been duly qualified under the Trust Indenture Act and has been executed and delivered by each of the Issuer and the Guarantors and constitutes a valid and binding agreement of the Issuer and the Guarantors, enforceable in accordance with its terms, except as (i) the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency or similar laws affecting creditors’ rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability.

(k) Validity of Notes and Guarantees. The Issuer has the corporate power and authority necessary to execute and deliver the Notes and perform its obligations thereunder and the Notes have been duly authorized and, when executed and authenticated as provided in the Indenture and issued and delivered against payment therefor as provided in this Agreement, will constitute valid and binding obligations of the Issuer, entitled to the benefits of the Indenture, enforceable in accordance with their terms, except as (i) the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency or similar laws affecting creditors’ rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability; and each Guarantor has corporate power and authority necessary to execute and deliver the Guarantees and perform its obligations thereunder and the Guarantees have been duly authorized and, upon execution, authentication, issuance and delivery of, and payment for the Notes with the Guarantees endorsed thereon as provided in the Indenture and in this Agreement, such Guarantees will be duly executed and delivered and will constitute valid and binding obligations of such Guarantor, entitled to the benefits of the Indenture, enforceable in accordance with their terms, except as (i) the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency or similar laws affecting creditors’ rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability.

(l) Status of Notes and Guarantees. The Notes will, when duly executed, authenticated and delivered, constitute direct, unconditional and, except as provided in the Indenture or the Notes, unsecured obligations of the Issuer and will rank pari passu among themselves at least equally with all other unsecured and unsubordinated indebtedness of the Issuer, whether now or hereafter outstanding and the Guarantees will, when duly executed and delivered, constitute direct, unconditional and, except as provided in the Indenture or the Guarantees, unsecured obligations of each Guarantor and will rank pari passu among themselves and at least equally with all other unsecured and unsubordinated indebtedness of such Guarantor, whether now or hereafter outstanding, except, in each case with respect to (x) obligations in respect of national and local taxes, and (y) other obligations given priority by mandatory provisions of law.

(m) No Conflicts. The execution, delivery and performance of this Agreement and the Indenture, the issuance, authentication, sale and delivery of the Notes, the issuance of the Guarantees and the endorsement thereof on the Notes and the compliance by the Issuer and the Guarantors with the respective terms thereof, and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach under any agreement or instrument to which any of the Combined Businesses is a party or by which it is bound that is material to the Combined Businesses taken as a whole, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-Laws of the Issuer, the Memorandum and Articles of Association of RELX PLC or the Articles of Association of RELX N.V. or any statute or any order, filing, rule or regulation of any court or governmental agency or regulatory body having jurisdiction over the Combined Businesses.

(n) No Consents. No consent, approval, authorization or order of, or filing or registration or qualification with, or notification to, any court or governmental agency or body having jurisdiction over the Issuer or either Guarantor or any of its or their respective subsidiaries or any of its or their properties or assets is required for the execution, delivery and performance of this Agreement and the Indenture and the consummation of the transactions contemplated hereby and thereby by the Issuer and the Guarantors, including the issuance, authentication, sale and delivery of the Notes, and the issuance of the Guarantees and the endorsement thereof on the Notes, and in each such case compliance with the respective terms thereof, except (i) the registration of the Notes and Guarantees under the Act, (ii) such consents, approvals, authorizations, registrations or qualifications as may be required under the Trust Indenture Act, applicable United States state securities, Blue Sky or similar laws in connection with the purchase and distribution of the Notes by the Underwriters and (iii) such consents, approvals, authorizations, orders, filings, registrations, qualifications or notifications as shall have been obtained or made, as the case may be, prior to, and which will be in full force and effect on and as of, the Closing Date (as defined herein) or, if not so obtained or made or in full force and effect, as the case may be, would not (x) affect the validity, binding effect or enforceability of the Notes, the Indenture, this Agreement or the Guarantees or (y) (individually or in the aggregate) materially and adversely affect the condition (financial or otherwise) of the Combined Businesses, taken as a whole, or impair the Issuer’s or the Guarantors’ ability to perform its or their obligations under the Notes, the Indenture, this Agreement or the Guarantees.

(o) Investment Company. Neither the Issuer nor either Guarantor is an “investment company” as defined in the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), and the offer and sale of the Notes and the Guarantees in the United States will not subject the Issuer or either Guarantor to registration under, or result in a violation of, the Investment Company Act.

(p) Description. The Notes, the Indenture and the Guarantees conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectus.

(q) Material Change. Since the respective dates as of which information is given in the Disclosure Package and the Final Prospectus, there has not been any material adverse change in, or any adverse development which materially affects, the condition (financial or otherwise), results of operations, business or properties of the Combined Businesses, taken as a whole, in each case other than as set forth or contemplated in the Disclosure Package and the Final Prospectus exclusive of any supplement thereto.

(r) Financial Statements. The audited financial statements incorporated by reference in the Disclosure Package and the Final Prospectus present and will present fairly in all material respects, as of the Closing Date (as defined herein), the financial condition, results of operations, changes in shareholders’ equity and cash flows of the entities referred to therein in conformity with International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP”), as the case may be, as in effect as of the date of such audited financial information, at the dates and for the periods indicated, and have been, and will be as of the Closing Date (as defined herein), prepared in conformity with IFRS or U.S. GAAP, as the case may be, as in effect as of the date of such audited financial information applied on a consistent basis throughout the period or periods involved. The unaudited interim financial statements, if any, and the related notes, included or incorporated by reference in the Disclosure Package and the Final Prospectus present and will present fairly in all material respects at the Closing Date (as defined herein) the financial condition and results of operations of the entities referred to therein at the dates and for the periods indicated in conformity with IFRS or U.S. GAAP, as the case may be, as in effect as of the date of such unaudited financial information (except for the absence of notes) applied on a consistent basis throughout the periods shown, subject to normally recurring changes resulting from year-end adjustments.

(s) Auditors. The auditors who have certified the financial statements and issued the reports included in the Disclosure Package and the Final Prospectus are independent public accountants certified by the Public Company Accounting Oversight Board as required by the Act and the Rules and Regulations.

(t) Legal Proceedings. Except as disclosed in the Disclosure Package and the Final Prospectus, there are no legal or governmental proceedings pending against any of the Combined Businesses (i) which are required to be described in the Disclosure Package and the Final Prospectus or (ii) the ultimate resolution of which is expected by the Issuer or either Guarantor to have a material adverse effect on the condition (financial or otherwise), results of operations, business or properties of the Combined Businesses, taken as a whole (a “Material Adverse Effect”), and, to the best of the knowledge of the Issuer and the Guarantors, no such proceedings are threatened.

(u) No Defaults. None of the Combined Businesses is (i) in violation of its corporate charter or by-laws, (ii) in default under any agreement, indenture or instrument or (iii) in violation of any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Combined Businesses or any of their properties, as applicable, except, in the case of clauses (ii) and (iii) above, for any such default or violation the effect of which would be material to the Combined Businesses, taken as a whole.

(v) Rating. The Notes have been rated by a “nationally recognized statistical rating organization” (as is defined in Section 3(a)(62) of the Exchange Act), including one or more of Moody’s Investors Service, Inc., S&P Global Ratings and Fitch Ratings, Inc.

(w) Sarbanes Oxley Compliance. The Issuer and the Guarantors have complied with the currently applicable provisions of the Sarbanes Oxley Act of 2002, and to their knowledge, the Guarantors’ directors and officers named in the latest annual report of the Guarantors submitted to the Commission on Form 20-F, in their capacities as such, have complied with the currently applicable provision, of the Sarbanes Oxley Act of 2002.

(x) Sarbanes Oxley Compliance. The Issuer and the Guarantors maintain a system of internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles including those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Issuer and the Guarantors; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Issuer and the Guarantors are being made only in accordance with authorizations of management and directors of the Issuer and Guarantors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Issuer’s or Guarantor’s assets that could have a material effect on the financial statements. The Issuer and the Guarantors’ internal controls over financial reporting are effective and neither the Issuer nor the Guarantors are aware of any material weakness in their internal controls over financial reporting.

(y) Disclosure Controls. The Issuer and the Guarantors maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective.

(z) True and Complete Documents. The certificates delivered pursuant to paragraphs (j) and (k) of Section 6 hereof and all other documents delivered by the Issuer and the Guarantors or their representatives in connection with the issuance and sale of the Notes were on the dates on which they were delivered, or will be on the dates on which they are to be delivered, true and complete in all material respects.

(aa) Exhibits. There are no contracts or other documents which are required to be described in the Disclosure Package and the Final Prospectus or filed as exhibits to the Registration Statement by the Act or by the Rules and Regulations which have not been described in the Disclosure Package and the Final Prospectus or filed as exhibits to such Registration Statement or incorporated therein by reference as permitted by the Act or by the Rules and Regulations or the rules and regulations of the Commission under the Exchange Act, as the case may be.

(bb) Documents Incorporated By Reference. The documents incorporated by reference into any Preliminary Prospectus or the Final Prospectus, when filed with the Commission, have been, or will be, prepared in conformity with the applicable requirements of the Act and the Rules and Regulations and the Exchange Act and the rules and regulations of the Commission thereunder, and none of such documents, when filed with the Commission, contained, or will contain, an untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and such documents have been, or will be, as of the Closing Date, timely filed as required thereby.

(cc) Form F-3. The conditions for use of Form F-3 by the Issuer for the Registration Statement, as set forth in the General Instructions thereto, have been satisfied, and each of the Guarantors is a “foreign private issuer” (as defined in Rule 405 of the Rules and Regulations).

(dd) Tax Residency of the Issuer. The Issuer is not resident in the United Kingdom for tax purposes and has no branch, business establishment or other fixed or permanent establishment in the United Kingdom, and, except to the extent, if any, specifically set forth in the Disclosure Package and the Final Prospectus, interest will not be payable by the Issuer out of any branch, business establishment or other fixed or permanent establishment of the Issuer or any other property in the United Kingdom or out of any source of income in the United Kingdom, and the Notes are not secured on any property situated in the United Kingdom.

(ee) Tax Residency of RELX PLC. RELX PLC is solely resident in the United Kingdom for United Kingdom tax purposes and has no branch, business establishment or other fixed or permanent establishment outside the United Kingdom.

(ff) Unlawful Payments. None of the Combined Businesses nor, to the knowledge of the Issuer or either Guarantor, any employee or agent of the Combined Businesses, is aware of or has taken any action that would result in a violation by the Combined Businesses of (1) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or (2) the U.K. Bribery Act 2010, as amended, and the rules and regulations thereunder (the “Bribery Act”) or (3) to the extent applicable, any similar law of any other relevant jurisdiction where the Combined Businesses maintain significant operations; and the Combined Businesses and, to the knowledge of the Issuer and the Guarantors, the affiliates of the Issuer have conducted their businesses in compliance with the FCPA, the Bribery Act and such other applicable laws and have instituted and maintain policies and procedures designed to ensure continued compliance therewith. No part of the proceeds of the offering will be used, directly or indirectly, in violation of the FCPA, or the Bribery Act or any such similar law.

(gg) Anti-Money Laundering Laws. The operations of the Combined Businesses are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the anti-money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency with jurisdiction over any of the Combined Businesses (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any of the Combined Businesses with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Issuer or the Guarantors, threatened.

(hh) No Conflicts with Sanctions Laws. None of the Combined Businesses, nor any director or officer of the Combined Businesses, nor, to the knowledge of the Issuer or either Guarantor, any employee, agent or controlling person of the Combined Businesses, is currently an individual or entity (for purposes of this paragraph (hh), a “Person”) that is the subject of any sanctions administered or enforced by the United States Government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, the United Kingdom (including sanctions administered or enforced by Her Majesty’s Treasury) (collectively, “Sanctions” and such Persons, “Sanctioned Persons”), nor are the Combined Businesses located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”); and the Combined Businesses will not directly or indirectly, use the proceeds of the offering of the Notes hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person for the purpose of financing any activities or business of or with any Person or in any country or territory that, at the time of such financing, would be impermissible under Sanctions, or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. None of the Combined Businesses has engaged in any illegal dealings or transactions with or for the benefit of a Sanctioned Person subject, or with or in a Sanctioned Country, in the preceding 3 years, and the Combined Businesses have controls in place to ensure that they do not have any such illegal dealings in the future.

(ii) No Stabilization. Neither the Issuer nor any of the Guarantors has taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Notes.

SECTION 2. COVENANTS OF THE ISSUER AND THE GUARANTORS.

The Issuer and each of the Guarantors covenant and agree:

(a) Delivery of Signed Registration Statement. To furnish or make available promptly to the Representatives and their counsel one signed copy of the Registration Statement as originally filed and each amendment or supplement thereto including all consents and exhibits filed therewith.

(b) Delivery of Other Documents. To deliver promptly to the Representatives, and in such number as they may reasonably request, each of the following documents: (i) conformed copies of the Registration Statement and each amendment thereto, (ii) the Base Prospectus, (iii) each Preliminary Prospectus, (iv) the Final Prospectus and (v) each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request. The Issuer will pay the expenses of printing or other production of all documents relating to the offering.

(c) Final Term Sheet. To prepare a final term sheet, containing solely a description of final terms of the Notes and the offering thereof, in the form approved by you and attached as Schedule 2 hereto and to file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(d) Revisions to Disclosure Package—Material Changes. If, at any time prior to the filing of the Final Prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading or it is necessary at any time to amend any document in the Disclosure Package to comply with the Act or the Exchange Act, to (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) subject to paragraph (f) of this Section 2, amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to the Underwriters in such quantities as they may reasonably request.

(e) Revisions to Final Prospectus—Material Changes. If the delivery of a prospectus (or the notice referred to in Rule 173(a) under the Act) is required at any time after the Closing Date in connection with the offering or sale of the Notes or any other securities relating thereto and if at such time any event has occurred as a result of which the Final Prospectus would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, or if it is necessary at any time to amend the Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, to notify the Representatives promptly, in writing, to suspend solicitation of purchases of the Notes; and to promptly advise the Representatives by telephone (with confirmation in writing) and to, subject to paragraph (f) of this Section 2, promptly prepare and file with the Commission an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance.

(f) Copies of Filings with Commission. Prior to filing with the Commission (i) any amendment or supplement to the Registration Statement, (ii) any amendment or supplement to any prospectus (including the Base Prospectus, Preliminary Prospectus and Final Prospectus) or (iii) any material document filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including but not limited to any interim or annual report of the Guarantors submitted to the Commission on Form 6-K (“Form 6-K”) or Form 20-F (“Form 20-F”), as the case may be, under the Exchange Act and the rules and regulations thereunder or any amendment of or supplement to any such document, to furnish a copy to the Representatives and afford the Representatives a reasonable opportunity to comment on any such proposed amendment or supplement.

(g) Notice to Representatives of Certain Events. To advise the Representatives immediately (i) when any post-effective amendment to the Registration Statement relating to or covering the Notes and Guarantees becomes effective, (ii) of any request or proposed request by the Commission, whether written or oral, for an amendment or supplement to the Registration Statement, to the Disclosure Package or to the Final Prospectus, to any material document filed with or submitted to the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including but not limited to any interim or annual report of the Guarantors submitted to the Commission on Form 6-K or Form 20-F, as the case may be, under the Exchange Act and the rules and regulations thereunder or for any additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any part thereof or any order directed to the Disclosure Package or the Final Prospectus or any document incorporated therein by reference or the initiation or threat of any stop order proceeding, (iv) of receipt by the Issuer or either Guarantor of any notification with respect to the suspension of the qualification of the Notes and Guarantees for sale in any jurisdiction or the initiation or threat of any proceeding for that purpose, (v) of any downgrading in the rating of the Notes or any other debt securities of RELX Group on or prior to the Closing Date by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act), or if any such organization shall have informed the Issuer or the Guarantors or made any public announcement that any such organization has under surveillance or review, or intends to or may potentially decrease, its rating of any debt securities of RELX Group (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading of such rating) as soon as the Issuer or either Guarantor is so informed or learns of any such downgrading or public announcement and (vi) of the happening of any event which makes untrue any statement of a material fact made in the Registration Statement, the Disclosure Package or the Final Prospectus or which requires the making of a change in such Registration Statement, Disclosure Package or Final Prospectus in order to make any material statement therein not misleading.

(h) Stop Orders. If the Commission shall issue a stop order suspending the effectiveness of the Registration Statement, to make every reasonable effort to obtain the lifting of that order at the earliest possible time.

(i) Earnings Statements. As soon as practicable, but not later than 16 months after the date of each acceptance by the Issuer of an offer to purchase Notes hereunder, to make generally available to its security holders and to the security holders of the Guarantors, and to deliver to the Representatives an earnings statement of the Guarantors (such earnings statement to include information with respect to the Issuer to the same extent such information is presented in the Registration Statement) covering a period of at least 12 months beginning after the later of (i) the effective date of the Registration Statement, (ii) the effective date of the most recent post-effective amendment to the Registration Statement to become effective prior to the date of such acceptance and (iii) the date of the Guarantor’s most recent Annual Report on Form 20-F filed with the Commission prior to the date of such acceptance which will satisfy the provisions of Section 11(a) of the Act (including, at the option of the Guarantors, Rule 158 of the Rules and Regulations).

(j) Free Writing Prospectus. The Issuer agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Issuer that, unless it has or shall have obtained, as the case may be, the prior written consent of the Issuer, it has not made and will not make any offer relating to the Notes that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Issuer with the Commission or retained by the Issuer under Rule 433 of the Act, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 2(c); provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the free writing prospectuses included in Schedule 3 hereto and any electronic road show. Any such Issuer Free Writing prospectus consented to by the Representatives or the Issuer is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Issuer agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(k) Blue Sky Qualifications. To endeavor, in cooperation with the Representatives, to qualify the Notes and Guarantees for offering and sale under the securities laws of such jurisdictions within the United States as the Representatives may designate, and to maintain such qualifications in effect for as long as may be required for the distribution of the Notes; and to file such statements and reports as may be required by the laws of each jurisdiction in which the Notes and Guarantees have been qualified as above; provided that in connection therewith the Issuer and the Guarantors shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or to take any other action that would subject it to service of process in suits in any jurisdiction other than those arising out of the offering or sale of the Notes in such jurisdiction or to register as a dealer in securities or to become subject to taxation in any jurisdiction.

(l) Clearance. To cooperate with the Representatives and use their reasonable best efforts to permit the Notes to be eligible for clearance and settlement through the facilities of The Depository Trust Company (“DTC”).

(m) Use of Proceeds. To apply the net proceeds from the sale of the Notes as set forth in the Disclosure Package and the Final Prospectus.

(n) Issuance of Debt. Between the date of this Agreement and the Closing Date, not to offer, sell, guarantee, or enter into any agreement to sell, any debt securities of the Issuer, other than borrowings under revolving credit agreements, term loan credit agreements and lines of credit, borrowings from any other entity within RELX Group and issuances of commercial paper.

(o) Stabilization or Manipulation. Not to take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any of its securities to facilitate the sale or resale of the Notes.

(p) Exchange Listing. To use its reasonable best efforts to list, subject to notice of issuance, the Notes on the New York Stock Exchange.

SECTION 3. PURCHASE OF THE NOTES BY THE UNDERWRITERS.

(a) On the basis of the representations and warranties contained in, and subject to the terms and conditions of this Agreement, the Issuer agrees to issue and to sell to the several Underwriters, and each of the Underwriters, severally and not jointly, agrees to purchase the principal amount of the Notes set forth opposite that Underwriter’s name in Schedule 1 hereto at a purchase price equal to 99.228% of the principal amount of the Notes, plus accrued interest, if any, from March 16, 2018.

(b) The Issuer and the Guarantors shall not be obligated to deliver any of the Notes to be delivered except upon payment for all the Notes to be purchased as provided herein.

(c) Each Underwriter, severally and not jointly, represents and agrees as set forth in Appendix A hereto.

SECTION 4. DELIVERY OF AND PAYMENT FOR THE NOTES.

Delivery of and payment for the Notes shall be made at the office of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019, at 10:00 A.M., New York City time, on the fifth full Business Day following the date of this Agreement or at such other date or place as shall be determined by agreement between the Underwriters and the Issuer. This date and time are sometimes referred to as the “Closing Date”. On the Closing Date, the Issuer shall deliver or cause to be delivered through the facilities of DTC the Notes to the Representatives for the account of each Underwriter against payment to or upon the order of the Issuer of the purchase price, which shall be paid in United States Dollars, by wire transfer in immediately available funds. Time shall be of the essence (except that the Issuer will not be responsible for any delay resulting from any action or inaction of any Underwriter) and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligations of each Underwriter hereunder. The Notes will be evidenced by one or more global certificates in definitive form (the “Global Note”) and will be registered in the name of Cede & Co. as nominee of DTC. The Issuer shall make the Global Note available for inspection by the Representatives in New York, New York, not later than 2:00 P.M., New York City time, on the Business Day prior to the Closing Date.

SECTION 5. PAYMENT OF EXPENSES.

The Issuer and the Guarantors will pay or cause to be paid, (a) the costs incident to the authorization, issuance, sale, authentication, transfer and delivery of the Notes and the Guarantees and any taxes payable in that connection; (b) the costs incident to the preparation, printing and filing of the Registration Statement and any amendments and exhibits thereto, each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus and each amendment or supplement to any of them and to the preparation of this Agreement and the Indenture; (c) the costs of mailing and delivering the Registration Statement as originally filed and each amendment thereto and any post-effective amendments thereof (including, in each case, exhibits), each Preliminary Prospectus, the Final Prospectus and any amendment or supplement to any of them; (d) the costs incident to the preparation, printing, authentication, issuance and delivery of certificates for the Notes, including any stamp duty, transfer taxes, stock exchange tax, securities transaction tax, value-added tax or any other tax or duty payable in the U.S., England or The Netherlands with respect to the authorization, issuance, sale and delivery of the Notes by the Issuer or Underwriters or the Guarantees by either Guarantor, respectively; (e) the costs of registering the Notes under the Exchange Act and listing the Notes on the New York Stock Exchange; (f) the fees and expenses of qualifying the Notes and Guarantees under the securities laws of the several jurisdictions as provided in Section 2(k) and of preparing, printing and distributing a Blue Sky Memorandum and a Legal Investment Survey (including related reasonable fees and expenses of counsel to the Underwriters); (g) any fees charged by rating agencies for rating the Notes; (h) the costs of preparing the Notes and the Guarantees; (i) the costs of any filings, if any, required to be made with the Financial Industry Regulatory Authority, including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings; (j) the cost and charges of any transfer agent, registrar or paying agent; (k) the fees and expenses of the Trustee and the reasonable fees and disbursements of counsel for the Trustee; (l) all advertising expenses in connection with the offering of the Notes incurred with the consent of the Issuer or the Guarantors; (m) the fees and disbursements of counsel and accountants to the Issuer and the Guarantors, and (n) all other costs and expenses incident to the performance of the respective obligations of the Issuer and the Guarantors hereunder provided that, except as provided in this Section 5 and Section 12, the Underwriters shall pay their own costs and expenses.

SECTION 6. CONDITIONS OF OBLIGATIONS OF THE UNDERWRITERS.

The respective obligations of the several Underwriters under this Agreement to purchase the Notes is subject to the accuracy of the representations and warranties of the Issuer and the Guarantors contained herein on the Closing Date, to the accuracy of the statements of the officers of the Issuer and the Guarantors made in any certificate furnished pursuant to the provisions hereof, to the performance by the Issuer and the Guarantors of their obligations hereunder, and to each of the following additional terms and conditions:

(a) Registration Statement. The Final Prospectus as amended or supplemented with respect to such Notes and Guarantees shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the Rules and Regulations; the final term sheet contemplated by Section 2(c) hereto, and any other material required to be filed by the Issuer pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof or any notice objecting to its use shall have been issued and no stop order proceeding shall have been initiated or threatened by the Commission; any request of the Commission, whether written or oral, for inclusion of additional information in any Registration Statement or any prospectus or otherwise shall have been complied with; and the Issuer and the Guarantors shall not have filed with the Commission any amendment or supplement to the Registration Statement or any prospectus without the consent of the Representatives.

(b) No Suspension of Sale of the Notes. No order suspending the sale of the Notes in any jurisdiction designated by the Representatives pursuant to Section 2(k) hereof shall have been issued, and no proceeding for that purpose shall have been initiated or threatened.

(c) Ratings Downgrade. Since the date hereof, there shall not have occurred any downgrading in the ratings accorded the Notes or any other securities of RELX Group by any “nationally recognized statistical rating organization” (as that term is defined in Section 3(a)(62) of the Exchange Act) and no such organization shall have informed the Issuer or the Guarantors or made any public announcement that such organization has under surveillance or review, or intends to or may potentially decrease, its rating of the Notes or any other securities of RELX Group (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating).

(d) Opinion of RELX PLC’s Counsel. The Representatives shall have received on the Closing Date an opinion of Freshfields Bruckhaus Deringer LLP, English solicitors to RELX PLC, dated the Closing Date, substantially in the form set forth in Exhibit A.

(e) Opinion of RELX N.V.’s Counsel. The Representatives shall have received on the Closing Date an opinion of De Brauw Blackstone Westbroek N.V., Dutch counsel to RELX N.V., dated the Closing Date, substantially in the form set forth in Exhibit B.

(f) Opinion of U.S. Counsel. The Representatives shall have received on the Closing Date an opinion and negative assurance letter of Simpson Thacher & Bartlett LLP, United States counsel to the Issuer and the Guarantors, dated the Closing Date, substantially in the form set forth in Exhibit C.

(g) Opinion of Underwriters’ Counsel. The Representatives shall have received on the Closing Date an opinion and letter from Underwriters’ counsel, Cravath, Swaine & Moore LLP, dated the Closing Date, with respect to the issuance and sale of the Notes, the Registration Statement, the Disclosure Package, the Final Prospectus and other related matters as the Underwriters may reasonably require, and the Issuer shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(h) Comfort Letters. The Representatives shall have received (x) a letter or letters dated the date hereof, in form and substance satisfactory to the Representatives prepared by Deloitte LLP, London, England, independent accountants and auditors of RELX Group, RELX PLC and RELX N.V. and (y) a letter or letters dated the date hereof, in form and substance satisfactory to the Representatives prepared by Ernst & Young LLP, London, England, independent accountants and auditors of RELX Group, RELX PLC and RELX N.V.

(i) Bring-down Comfort Letters. With respect to the letters referred to in the preceding paragraph (h) and delivered to the Representatives concurrently with the execution of this Agreement (the “initial letters”), the accountants shall have furnished to the Representatives letters (the “bring-down letters”), addressed to the Underwriters and dated the Closing Date (i) confirming that they are independent public accountants within the meaning of the Act and are in compliance with the applicable requirements relating to the qualifications of accountants under the Rules and Regulations, (ii) stating with respect to matters involving changes or developments since the respective dates as of which specific financial information is given in the Final Prospectus, as of the date of the bring-down letters, the conclusions and findings of such firm with respect to the financial information and other matters covered by the initial letters and (iii) confirming in all material respects the conclusions and findings set forth in the initial letters.

(j) Issuer’s Certificate. The Issuer shall have furnished to the Representatives on the Closing Date a certificate, dated the Closing Date, of its President or Vice President and its Treasurer or an Assistant Treasurer stating that:

(i) The representations, warranties and agreements of the Issuer in Section 1 hereof are true and correct as of the Closing Date; the Issuer has complied with all of its agreements contained herein; and the conditions set forth in Sections 6(a) and 6(b) hereof have been fulfilled; and

(ii) They have carefully examined the Registration Statement, the Disclosure Package and the Final Prospectus and, in their opinion, (A) the Registration Statement, as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) each of the Disclosure Package and the Final Prospectus does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (C) since the date of the most recent financial statements included in the Disclosure Package and the Final Prospectus, there has not occurred any event required by the Act, the Rules and Regulations, the Exchange Act or the rules and regulations promulgated under the Exchange Act to be set forth in an amended or supplemented prospectus which has not been so set forth.

(k) Guarantors’ Certificate. The Representatives shall have received on the Closing Date a certificate, dated the Closing Date, of the chairman, chief executive officer, chief financial officer or company secretary of RELX PLC and a certificate, dated the Closing Date, of the chairman, chief executive officer, chief financial officer or company secretary of RELX N.V., each stating that:

(i) The representations, warranties and agreements of such Guarantor in Section 1 hereof are true and correct as of the Closing Date; such Guarantor has complied with all of its agreements contained herein; and the conditions set forth in Sections 6(a) and 6(b) hereof have been fulfilled; and

(ii) They have carefully examined the Registration Statement, the Disclosure Package and the Final Prospectus and, in their opinion, (A) the Registration Statement, as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) each of the Disclosure Package and the Final Prospectus does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (C) since the date of the most recent financial statements included in the Disclosure Package and the Final Prospectus, there has not occurred any event required by the Act or by the Rules and Regulations, the Exchange Act or the rules and regulations promulgated under the Exchange Act to be set forth in an amended or supplemented prospectus which has not been so set forth, and (D) since the date of the most recent financial statements included or incorporated by reference in the Registration Statement (exclusive of any amendment or supplement to such Registration Statement filed after the Execution Time), there has been no material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Combined Businesses taken as a whole, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto).

(l) Additional Conditions. There shall not have occurred since the respective dates as of which information is given in the Disclosure Package and the Final Prospectus (i) any material adverse change in, or any adverse development which materially affects the condition (financial or otherwise), results of operations, business or properties of the Combined Businesses taken as a whole other than as set forth in or contemplated by the Disclosure Package and the Final Prospectus, or (ii) any (A)(1) suspension of trading in any securities issued by the Issuer or either Guarantor or (2) suspension or material limitation of trading generally on or by, as the case may be, the New York Stock Exchange, the London or Amsterdam Stock Exchanges or the United States over-the-counter market or the establishment of minimum prices on any of such exchanges or such market in any of the foregoing cases by the Commission or such exchange or other regulatory or governmental body having jurisdiction, (B) declaration of a general moratorium on commercial banking activities in New York, England or The Netherlands by either Federal, New York State, English or The Netherlands authorities, (C) outbreak or escalation of hostilities involving the United States or the European Union or the United Kingdom or The Netherlands, declaration of a national emergency or war by the United States or the European Union or the United Kingdom or The Netherlands or any other calamity or crisis or (D) material adverse change in the existing financial, political or general economic conditions in the United States or the European Union or the United Kingdom or The Netherlands, including any effect of international conditions on such conditions in the United States or the European Union or the United Kingdom or The Netherlands, that, in the judgment of the Representatives, is material and adverse and (iii) in the case of any of the events specified in clauses (ii)(A) through (ii)(D), such event singly or together with any other such event makes it, in the judgment of the Representatives, impracticable or inadvisable to market or sell the Notes on the terms and in the manner contemplated herein.

(m) Depositary. The Notes shall have been determined eligible for clearance and settlement through DTC.

(n) Other Information and Documentation. Prior to the Closing Date, the Issuer and the Guarantors shall have furnished to the Representatives such further information, certificates and documents as the Representatives or counsel to the Representatives may reasonably request.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement which are not stated as being in a form previously approved by the Representatives shall be deemed to be in compliance with the provisions hereof only if they are in the form and substance reasonably satisfactory to counsel for the Representatives.

The documents required to be delivered by this Section 6 shall be delivered at the offices of Cravath, Swaine & Moore LLP, counsel for the Underwriters, at Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019, on the Closing Date.

SECTION 7. INDEMNIFICATION AND CONTRIBUTION.

(a) The Issuer and the Guarantors, jointly and severally, shall indemnify and hold harmless each Underwriter, its affiliates and the directors, officers, employees and agents of each Underwriter and its affiliates and each person, if any, who controls any Underwriter within the meaning of either the Act or the Exchange Act from and against any loss, claim, damage or liability, joint or several, and any action in respect thereof, to which they or any of them may become subject, under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Notes as originally filed or in any amendment thereof, or in the Base Prospectus, any Preliminary Prospectus or any other preliminary prospectus supplement relating to the Notes, the Final Prospectus, any Issuer Free Writing Prospectus, including but not limited to any electronic road show that is a “written communication” within the meaning of Rule 433(d)(8)(i), or the information contained in the final term sheet required to be prepared and filed pursuant to Section 2(c) hereto, or in any amendment thereof or supplement thereto, or arises out of, or is based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and shall reimburse each such indemnified person for any legal and other expenses reasonably incurred by such indemnified person in investigating or defending or preparing to defend against any such loss, claim, damage, liability or action, as such expenses are incurred; provided, however, that the Issuer and the Guarantors shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Issuer or any of the Guarantors by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. The Issuer acknowledges that the statements set forth in the fourth, eighth, ninth and tenth paragraphs under the caption “Underwriting” in the Preliminary Prospectus and the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Disclosure Package, the Final Prospectus or any Issuer Free Writing Prospectus. The foregoing indemnity agreement is in addition to any liability which the Issuer or the Guarantors may otherwise have to any Underwriter or any controlling person of any Underwriter.

(b) Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Issuer and the Guarantors, each of their respective directors, employees, each of the officers who signed the Registration Statement, any person, if any, who controls any of the Issuer or the Guarantors within the meaning of the Act or the Exchange Act, the U.S. authorized representative of the Guarantors and any person nominated to become a director of the Issuer who signed a consent filed with the Registration Statement from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which an Issuer or Guarantor or any such controlling person may become subject under the Act, the Exchange Act, federal or state statutory law or regulation, at common law or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Notes as originally filed or in any amendment thereof, or in the Base Prospectus, any Preliminary Prospectus or any other preliminary prospectus supplement relating to the Notes, the Final Prospectus, any Issuer Free Writing Prospectus or the information contained in the final term sheet required to be prepared and filed pursuant to Section 2(c) hereto, or in any amendment thereof or supplement thereto, or arises out of or is based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the same extent as the foregoing indemnity from the Issuer to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Issuer or the Guarantors by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. The Issuer acknowledges that the statements set forth in the fourth, eighth, ninth and tenth paragraphs under the caption “Underwriting” in the Preliminary Prospectus and the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Disclosure Package, the Final Prospectus, any Issuer Free Writing Prospectus.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) of this Section 7 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) of this Section 7, notify the indemnifying party in writing of the claim or the commencement of the action; provided that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 7 except to the extent it has been materially prejudiced by such failure and, provided further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 7. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided that any indemnified party shall have the right to retain its own counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate counsel (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the relevant Underwriter or Underwriters in the case of parties indemnified pursuant to paragraph (a) above and by the Issuer and the Guarantors in the case of parties indemnified pursuant to paragraph (b) above. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 7, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of such request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and does not include an admission of fault.

(d) If the indemnification provided for in this Section 7 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 7(a) or 7(b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Issuer and the Guarantors on the one hand and the relevant Underwriter on the other from the offering of the Notes or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or for any reason, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Issuer and the Guarantors on the one hand and such Underwriter on the other with respect to the statements or omissions or actions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Guarantors on the one hand and an Underwriter on the other with respect to the offering of Notes shall be deemed to be in the same proportion as the net proceeds from such offering (before deducting expenses) received by the Issuer on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the Notes purchased under this Agreement, on the other hand, bear to the total gross proceeds from the offering of the Notes under this Agreement, in each case as set forth in the table on the cover page of the Final Prospectus. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Issuer or the Guarantors on the one hand or the Underwriter, on the other, the intent of the parties and their respective knowledge, access to information and opportunity to correct or prevent such statement or omission. For purposes of the preceding two sentences, the net proceeds deemed to be received by the Issuer shall be deemed to be also for the benefit of the Guarantors and information supplied by the Issuer shall also be deemed to have been supplied by the Guarantors. The Issuer, the Guarantors and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 7 shall be deemed to include, for purposes of this Section 7, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, none of the Underwriters shall be responsible for any amount in excess of the underwriting discount or commission applicable to the Notes purchased by such Underwriter hereunder. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute as provided in this Section 7(d) are several in proportion to their respective underwriting obligations and not joint.

SECTION 8. REPRESENTATIONS, WARRANTIES AND OBLIGATIONS TO SURVIVE DELIVERY.

The respective indemnities, agreements, representations, warranties and other statements of the Issuer and the Guarantors and the Underwriters contained in this Agreement, or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or any officer, director, employee or any person controlling such Underwriter or by or on behalf of the Issuer and the Guarantors or any person controlling the Issuer or the Guarantors, and shall survive each delivery of and payment for any of the Notes. The provisions of Sections 7 and 12 shall survive the termination or cancellation of this Agreement.

SECTION 9. [RESERVED.]

SECTION 10. TERMINATION.

The obligations of the Underwriters hereunder may be terminated by the Representatives by notice given to and received by the Issuer prior to delivery of and payment for the Notes, if, prior to that time, any of the events described in Sections 6(c) or 6(l) shall have occurred or if the Underwriters shall decline to purchase the Notes for any reason permitted under this Agreement.

SECTION 11. DEFAULTING UNDERWRITERS.

If, on the Closing Date, any Underwriter defaults in the performance of its obligations to purchase the Notes under this Agreement, the remaining non-defaulting Underwriters shall be obligated to purchase the Notes which the defaulting Underwriter agreed but failed to purchase on the Closing Date in the respective proportions which the principal amount of Notes set forth opposite the name of each remaining non-defaulting Underwriter in Schedule 1 hereto bears to the aggregate principal amount of Notes set forth opposite the names of all the remaining non-defaulting Underwriters in Schedule 1 hereto; provided, however, that the remaining non-defaulting Underwriters shall not be obligated to purchase any of the Notes on the Closing Date if the aggregate principal amount of the Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase on such date exceeds 9.09% of the Notes to be purchased on the Closing Date, and any remaining non-defaulting Underwriter shall not be obligated to purchase more than 110% of the principal amount of Notes which it agreed to purchase on the Closing Date pursuant to the terms of Section 3. If the foregoing maximums are exceeded, the remaining non-defaulting Underwriters, or those other underwriters satisfactory to the Representatives who so agree, shall have the right, but shall not be obligated, to purchase, in such proportion as may be agreed upon among them, all the Notes to be purchased on the Closing Date. If the remaining Underwriters or other underwriters satisfactory to the Representatives do not elect to purchase the Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase on the Closing Date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Issuer or either Guarantor, except that the Issuer and the Guarantors will continue to be liable for the payment of expenses to the extent set forth in Section 5. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context requires otherwise, any party not listed in Schedule 1 hereto who, pursuant to this Section 11, purchases Notes which a defaulting Underwriter agreed but failed to purchase.

Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Issuer or any Guarantor or any non-defaulting Underwriter for damages caused by its default. If other underwriters are obligated or agree to purchase the Notes of a defaulting or withdrawing Underwriter, either the Representatives or the Issuer may postpone the Closing Date for up to seven full Business Days in order to effect any changes that in the opinion of counsel for the Issuer and the Guarantors or counsel for the Underwriters may be necessary in any Registration Statement, the Prospectus or in any other document or arrangement.

SECTION 12. REIMBURSEMENT OF UNDERWRITERS’ EXPENSES.

If the Issuer shall fail to tender the Notes and Guarantees for delivery to the Underwriters by reason of any failure, refusal or inability on the part of the Issuer or any Guarantor to perform any agreement on its part to be performed, or because any other condition of the Underwriters’ obligations hereunder required to be fulfilled by the Issuer or any Guarantor is not fulfilled (other than by reason of any event described in Section 6(l), except for the suspension of trading or minimum prices of the securities of the Issuer or either Guarantor or for an event referred to in clause (i) of such section), the Issuer and the Guarantors, jointly and severally, will reimburse the Underwriters for all reasonable out-of-pocket expenses (including fees and disbursements of counsel) incurred by the Underwriters in connection with this Agreement and the proposed purchase of the Notes, and promptly following receipt of an invoice the Issuer and the Guarantors, jointly and severally, shall pay the full amount thereof to the Representatives. If this Agreement is terminated pursuant to Section 11 by reason of the default of one or more Underwriters, neither the Issuer nor any Guarantor shall be obligated to reimburse any defaulting Underwriter on account of those expenses.

Notwithstanding anything to the contrary herein, each Underwriter agrees (without prejudicing any claim it may have against the Issuer or either Guarantor), at its own expense, to pay the portion of all expenses not reimbursed by the Issuer and the Guarantors pursuant to this Section 12 hereof represented by such Underwriter’s pro rata share (based on the principal amount of Notes that such Underwriter agreed to purchase hereunder) of the Notes.

SECTION 13. NOTICES.

Except as otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed to have been given only if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed as follows: Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, Attention: General Counsel, Fax No.: (646) 291-1469, with a copy, not constituting notice, to Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, NY 10019, Attention: Andrew Pitts, Fax No.: (212) 474-3700.

Notices to the Issuer and the Guarantors shall be directed as follows: (i) RELX Capital Inc., Charles Durante, Secretary, RELX Capital Inc., 1105 North Market Street, Suite 501, Wilmington, DE 19801, Telephone No.: (302) 427-9299; (ii) RELX PLC, 1-3 Strand, London WC2N 5JR, United Kingdom, Attention: Henry Udow, Chief Legal Officer, Telephone No.: 44-20-7166-5500, E-mail: PLC.secretariat@relx.com; and (iii) RELX N.V., Radarweg 29, 1043 NX Amsterdam, The Netherlands, Attention: Company Secretary, Telephone No.: 31-20-485-2222, E-mail: NV.secretariat@relx.com, with a copy, not constituting notice, to Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017, Attention: Mark Brod, Fax No.: (212) 455-2502.

SECTION 14. BINDING EFFECT; BENEFITS.

This Agreement shall be binding upon each Underwriter, the Issuer, the Guarantors, and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (a) the representations, warranties, indemnities and agreements of the Issuer and the Guarantors contained in this Agreement shall also be deemed to be for the benefit of the affiliates, directors, officers and employees of each Underwriter and the person or persons, if any, who control any Underwriter within the meaning of Section 15 of the Act, and (b) the representations, warranties, indemnities and agreements of the Underwriters contained in this Agreement shall be deemed to be for the benefit of directors of the Issuer and the Guarantors, officers of the Issuer and the Guarantors who have signed the Registration Statement, any person controlling the Issuer and the Guarantors and any person nominated to become a director of the Issuer who has signed a consent filed with the Registration Statement. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section 14, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

SECTION 15. NO FIDUCIARY DUTY.

The Issuer and each Guarantor hereby acknowledges that (a) the purchase and sale of the Notes pursuant to this Agreement is an arm’s-length commercial transaction between the Issuer and the Guarantors, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Issuer or any Guarantor and (c)

the Issuer’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Issuer and each Guarantor agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Issuer on related or other matters). The Issuer and each Guarantor agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Issuer, in connection with such transaction or the process leading thereto. The Issuer and each Guarantor acknowledges that Citigroup Global Markets Limited, Merrill Lynch International, Morgan Stanley & Co. International PLC and SMBC Nikko Capital Markets Limited will be involved in the transactions contemplated hereby as affiliates of certain Underwriters.

SECTION 16. INTEGRATION.

This Agreement supersedes all prior agreements and understandings (whether written or oral) among the Issuer, the Guarantors and the Underwriters, or any of them, with respect to the subject matter hereof.

SECTION 17. GOVERNING LAW; COUNTERPARTS.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Agreement may be executed in counterparts and the executed counterparts shall together constitute a single instrument.

SECTION 18. WAIVER OF JURY TRIAL.

The Issuer and each Guarantor hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 19. PARAGRAPH HEADINGS.

The paragraph headings used in this Agreement are for convenience of reference only, and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

SECTION 20. SUBMISSION TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE; CURRENCY INDEMNITY.

(a) The Issuer and each Guarantor agrees that any legal suit, action or proceeding brought by any Underwriter or by each person, if any, who controls any Underwriter arising out of or based upon this Agreement may be instituted in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York, irrevocably waives any objection which it may now or hereafter have to laying of venue in any such suit, action or proceeding in any such court and irrevocably accepts and submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Issuer and the Guarantors hereby appoints Kenneth Thompson II, c/o RELX Group plc, at 9443 Springboro Pike, Miamisburg, OH 45342, as its authorized agent (the “Process Agent”) upon whom process may be served in any suit, action or proceeding based on this Agreement which may be instituted in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York, by any Underwriter or any such controlling person and expressly accepts the jurisdiction of any such court in respect of any such action. Such appointment shall be irrevocable. The Process Agent has agreed to act as said agent for service of process, and the Issuer and the Guarantors agree to take any and all actions, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Process Agent shall be deemed effective service of process upon the Issuer and the Guarantors; provided that nothing herein shall affect the right of any Underwriter or any person controlling any Underwriter to serve process in any other manner permitted by law. Notwithstanding the foregoing, any action against the Issuer or the Guarantors arising out of or based upon this Agreement may also be instituted by any Underwriter or any person controlling any Underwriter in any court in England and Wales or The Netherlands, and the Issuer and the Guarantors expressly accept the jurisdiction of any such court in any such action. The provisions of this Section 20 are intended to be effective upon the execution of this Agreement without further action by the Issuer or the Guarantors and the introduction of a true copy of this Agreement into evidence shall be conclusive and final evidence as to such matters.

The Issuer and each Guarantor hereby agrees to indemnify each Underwriter against loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder or under the Notes or the Guarantees and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter would have been able to purchase United States dollars with the amount of the Judgment Currency actually received by such Underwriter if such Underwriter had utilized such amount of Judgment Currency to purchase United States dollars as promptly as practicable upon such Underwriter’s receipt thereof. The foregoing indemnity shall constitute a separate and independent obligation of the Issuer and the Guarantors and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include an allowance for any customary or reasonable premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

SECTION 21. [RESERVED].

SECTION 22. DEFINITIONS.

The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.

“Base Prospectus” shall mean the base prospectus referred to in paragraph 1(a) above contained in the applicable Registration Statement at the Execution Time.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City, London or Amsterdam.

“Combined Businesses” means RELX PLC, RELX N.V. and RELX Group plc and their respective subsidiaries, associates and joint ventures.

“Commission” shall mean the Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule 3 hereto, (iv) the final term sheet prepared and filed pursuant to Section 2(c) hereto, and attached as Schedule 2 hereto, and (v) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the applicable Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Final Prospectus” shall mean the prospectus supplement relating to the Notes that was first filed pursuant to Rule 424(b) after the Execution Time, together with the Base Prospectus.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus referred to in paragraph 1(a) above which is used prior to the filing of the Final Prospectus, together with the Base Prospectus.

“Registration Statement” shall mean the registration statement, as applicable, referred to in paragraph 1(a) above, including exhibits and financial statements and any prospectus supplement relating to the Notes that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended.

“Rules and Regulations” shall mean the rules and regulations of the Commission promulgated under the Act.

“Rule 158”, “Rule 163”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 415”, “Rule 424”, “Rule 430B” and “Rule 433” refer to such rules under the Act.

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended and the rules and regulations of the Commission promulgated thereunder.

“Well-Known Seasoned Issuer” shall mean a well-known seasoned issuer, as defined in Rule 405.

SECTION 23. ACKNOWLEDGE AND CONSENT TO BAIL-IN.

Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding among the Issuer, the Guarantors and the Underwriters, the Issuer and the Guarantors acknowledges and accepts that a BRRD Liability arising under this Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any Underwriter to the Issuer or the Guarantors under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(i) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(ii) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Underwriters or another person, and the issue to or conferral on the Company of such shares, securities or obligations;

(iii) the cancellation of the BRRD Liability;

(b) the variation of the terms of this Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

For the purposes of this Section 18:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Article 55 of Directive 2014/59/EU, as amended;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499 (or any such successor webpage); and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a particular Underwriter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

RELX CAPITAL INC.

By:	/s/ Kenneth Fogarty
Authorized Signatory

RELX PLC

By:	/s/ Nick Luff
Authorized Signatory

RELX N.V.

By:	/s/ Nick Luff
Authorized Signatory

Signature Page to Underwriting Agreement

The foregoing Underwriting Agreement is hereby confirmed and accepted by the Underwriters as of the date first above written.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam Bordner
Authorized Signatory

Signature Page to Underwriting Agreement

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Andrew Karp
Authorized Signatory

Signature Page to Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Yurij Slyz
Authorized Signatory

Signature Page to Underwriting Agreement

SMBC NIKKO SECURITIES AMERICA, INC.

By:	/s/ Yoshihiro Satake
Authorized Signatory

Signature Page to Underwriting Agreement

Schedule 1

Underwriters	Aggregate Principal Amount of Notes
Citigroup Global Markets Inc.	$116,667,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$116,667,000
Morgan Stanley & Co. LLC	$116,667,000
SMBC Nikko Securities America, Inc.	$116,667,000
ABN AMRO Securities (USA) LLC	$116,666,000
RBC Capital Markets, LLC	$116,666,000
Total	$700,000,000

Schedule 2

Form of Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-203608

March 9, 2018

PRICING TERM SHEET

RELX Capital Inc.

$700,000,000 3.500% Notes due 2023

Fully and unconditionally guaranteed by

RELX PLC & RELX NV

Issuer:	RELX Capital Inc.

Guarantors:	RELX PLC and RELX NV

Title of Securities:	3.500% Notes due 2023 (the “Notes”)

Principal Amount Offered:	$700,000,000

Maturity Date:	March 16, 2023

Coupon (Interest Rate):	3.500% semi-annually

Interest Payment Dates:	Semi-annually on March 16 and September 16 of each year, beginning on September 16, 2018

Record Dates:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Day Count Fraction:	30/360

Price to Public (Issue Price):	99.578% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds to the Issuer:	$694,596,000 (before offering expenses)

Benchmark Treasury:	2.625% due February 28, 2023

Benchmark Treasury Price/Yield:	99-29 1⁄4 / 2.643%

Spread to Benchmark Treasury:	+95 basis points

Yield to Maturity:	3.593%

Make-Whole Call:	Make-whole call at the applicable Treasury Rate plus 15 basis points (before February 16, 2023 (the date that is one month prior to the Maturity Date))

Par Call:	At any time on or after February 16, 2023 (the date that is one month prior to the Maturity Date), the Notes will be redeemable in whole or in part at 100% of the principal amount of the Notes being redeemed, plus accrued interest on the principal amount being redeemed to the redemption date.

Trade Date:	March 9, 2018

Expected Settlement Date (T+5)*:	March 16, 2018

ISIN:	US74949LAB80

CUSIP:	74949L AB8

Listing / Trading:	Application will be made to the New York Stock Exchange for the Notes to be listed and traded thereon. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations / Multiple:	$1,000 / $1,000

Delivery:	DTC

Ratings**:	[Intentionally Omitted]

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc. ABN AMRO Securities (USA) LLC RBC Capital Markets, LLC

*

It is expected that delivery of the Notes will be made against payment therefore on or about March 16, 2018, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the

Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing and the next two succeeding business days should consult their own advisors.

**Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Certain restrictions relating to the offering that are set forth in the prospectus apply to this document.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or SMBC Nikko Securities America, Inc.

toll free at 1-888-868-6856.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

Schedule 3

Issuer Free Writing Prospectuses

None.

Appendix A

Each Underwriter, severally and not jointly, hereby represents and warrants to, and agrees with the Issuer and the Guarantors that:

(a)	it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes which are the subject of the offering contemplated by the prospectus to any retail investor in the European Economic Area. For the purposes of this provision:

(i)	the expression “retail investor” means a person who is one (or more) of the following:

(1)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, MiFID II) or

(2)	a customer within the meaning of Directive 2002/92/EC (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(3)	not a qualified investor as defined in Directive 2003/71/EC (as amended); and

(ii)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer;

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom;

(d)	the offer in The Netherlands of the Notes included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises);

(e)	(1) it has not offered or sold and will not offer or sell Notes in Hong Kong SAR by means of the Preliminary Prospectus, the Final Prospectus or any other document, other than to “professional investors” (as defined in the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong) and any rules made thereunder), whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR, it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR the Preliminary Prospectus, the Final Prospectus, any other offering material or any advertisement, invitation or document relating to the Notes, otherwise than with respect to Notes intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent;

(f)	the Notes offered in the Preliminary Prospectus and the Final Prospectus have not been and will not be registered under the Financial Instruments and Exchange Act of Japan, and it will not offer or sell, directly or indirectly, the Notes in Japan or to or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, except (1) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act of Japan and (2) in compliance with any other applicable requirements of Japanese law; and

(g)	neither the Preliminary Prospectus nor the Final Prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Preliminary Prospectus, the Final Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.